Oaktree Acquisition Corp.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

December 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Oaktree Acquisition Corp.

Registration Statement on Form S-4 (the “Registration Statement”)

File No. 333-249622

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Oaktree Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on December 29, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter S. Seligson, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Patrick McCaney
Patrick McCaney
Chief Executive Officer